Commission File No. 001-31403

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2008

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

(Full title of plan)

PEPCO HOLDINGS, INC.

(Name of issuer of securities held pursuant to the plan)

701 NINTH STREET, N.W.

WASHINGTON, D. C. 20068

(Address of principal executive office)

Pepco Holdings, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules

as of December 31, 2008 and 2007

and for the Years Ended December 31, 2008 and 2007,

and

Report of Independent Registered Public Accounting Firm

Pepco Holdings, Inc. Retirement Savings Plan

*	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Pepco Holdings, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2008 and Schedule H, line 4(j) – Schedule of Reportable Transactions for the year ended December 31, 2008 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP

Washington, DC

June 26, 2009

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31, 2008	As of December 31, 2007

Assets
Investments, at fair value
Registered investment companies	$388,765,809	$575,423,952
Common/Collective trust	154,567,855	152,266,146
Pepco Holdings, Inc. common stock	95,399,523	157,014,038
U.S. Savings Bonds	463,448	456,931
Participant loans	25,729,141	25,314,009

Total investments	664,925,776	910,475,076

Receivables
Employer contributions	20,679	66,177
Participant contributions	—	270,958

Net assets available for benefits, at fair value	664,946,455	910,812,211

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	2,051,716	(1,141,311)

Net assets available for benefits	$666,998,171	$909,670,900

The accompanying Notes are an integral part of these financial statements.

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31, 2008	For the year ended December 31, 2007

Investment (loss) income:
Interest and dividend income, investments	$29,132,496	$42,456,793
Interest income, participant loans	1,715,584	1,669,273
Net (depreciation) appreciation in fair value of investments	(264,841,896)	30,730,557

Net investment (loss) income	(233,993,816)	74,856,623

Contributions:
Employer	11,728,705	10,912,942
Participants	34,672,920	33,677,807

Total Contributions	46,401,625	44,590,749

Other Additions	94,618	8,512

Deductions
Payment of benefits to participants	56,483,637	69,066,418
Other deductions	242,452	136,128

Total deductions	56,726,089	69,202,546

Net (decrease) increase before Transfers from other plans	(244,223,662)	50,253,338

Plan transfers	1,550,933	1,834,563

Net (decrease) increase in net assets available for benefits	(242,672,729)	52,087,901

Net assets available for benefits at beginning of year	909,670,900	857,582,999

Net assets available for benefits at end of year	$666,998,171	$909,670,900

The accompanying Notes are an integral part of these financial statements.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

NOTE 1 – Description of Plan

The following description of the Pepco Holdings, Inc. (“PHI” or the “Company”) Retirement Savings Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The PHI Retirement Savings Plan is a defined contribution plan that consists of eight Sub Plans: 1) the Management Sub Plan, 2) the Local 1900 Sub Plan, 3) the Local 1307 Sub Plan, 4) the Local 1238 Sub Plan, 5) the Local 210 Sub Plan, 6) the Local 210-5 Sub Plan, 7) the POSC Sub Plan and, 8) the Petron Sub Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Amendments

Effective September 12, 2008, the PHI Administrative Board approved an amendment to add the Conectiv Energy Supply, Inc. (Petron) Safe Harbor 401(k) Profit Sharing Plan (Petron Sub Plan) to the PHI Plan. Effective June 25, 2007, the PHI Administrative Board approved an amendment to add the PHI Operating Services Company (POSC) Sub Plan (POSC Sub Plan) to the PHI Plan. The Petron and POSC Sub Plans will follow the same rules as the Management Sub Plan with the exception of Company contributions. In both the Petron and POSC Sub Plans, the Company contributes $1 for every $1 the participant contributes, up to the first 3% of base pay and $.50 for every $1 the participant contributes on the next 3% of base pay, however, eligible employees may also receive a discretionary contribution depending on the success of the respective company.

The Administrative Board of PHI amended the Plan to expand the notice and consent period for mandatory “cash-out” distributions, distribution of survivor annuities and eligible roll-over distributions from the previous 30 to 90 days to 30 to 180 days effective January 1, 2007.

The Administrative Board of PHI amended the Plan to allow direct rollovers via a trustee-to-trustee transfer into Roth IRA’s from all sub plans effective January 1, 2008.

Designation of Trustee

The Plan’s Trustee is Vanguard Fiduciary Trust Company (“Vanguard”) of Malvern, Pennsylvania. The Plan’s investments are held in a trust account at Vanguard and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust (“the Trust”).

Designation of Recordkeeper

The Vanguard Group serves as the Plan’s recordkeeper.

Participation

Management employees (non-bargaining unit, full-time and part-time more than 20 hours per week) of PHI’s wholly-owned subsidiaries (PHI Service Company, Potomac Electric Power Company, Pepco Energy Services, Inc., Delmarva Power & Light Company, Atlantic City Electric Company and Conectiv Energy, Inc.) are eligible to participate in the Management Sub Plan upon hire. Employees of PHI Operating Services Company participate in the POSC Sub Plan and are eligible to participate upon hire. Employees of Conectiv Energy Supply, Inc., participate in the Petron Sub Plan and are eligible to participate upon hire. Employees represented by Local 1900 participate in the Local 1900 Sub Plan and are eligible to participate upon hire but are not eligible to receive company matching contributions until they reach one year of service. Employees represented by Local 1238 participate in the Local 1238 Sub Plan and are eligible to participate once they have completed six months of service. Employees represented by Local 1307 participate in the Local 1307 Sub Plan and are eligible to participate once they have completed six months of service. Employees represented by Local 210 participate in the Local 210 Sub Plan and are eligible to participate on their date of hire if they are scheduled to work at least 1,000 hours of service in the first 12 consecutive month period. Employees represented by Local 210-5 participate in the Local 210-5 Sub Plan and are eligible to participate upon hire.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

Contributions

In all Sub Plans, participants may contribute from 1% to 65% of their base pay on a before- or after-tax basis, not to exceed the maximum allowable under the Internal Revenue Code (“IRC”).

For participants in the Management Sub Plan, the POSC Sub Plan, the Petron Sub Plan and the Local 210-5 Sub Plan, the Company provides matching contributions in Company stock equal to 100% on the first 3% of base pay and 50% on the next 3% of base pay contributed by the employee. For participants in the Local 1238 Sub Plan and the Local 1307 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 5% of the base pay contributed. For participants in the Local 1900 Sub Plan, the Company provided matching contributions in Company stock equal to 45% up to 6% of the base pay contributed, and effective June 1, 2008, the amount increased to 50% up to 6% of the base pay contributed. For participants in the Local 210 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed.

The Company’s matching contributions are made in Company stock and can be paid to the Trustee in authorized unissued shares or cash for the purchase of Company common stock on the open market.

Participants age 50 and older (by year end) and meeting one of the IRS pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limits for 2008 and 2007 were $5,000. In 2009, the limit was increased to $5,500.

The sum of the elected percentages of before- and after-tax contributions and the Company matching contributions may not exceed 65% of a participant’s annual salary. A participant is prohibited from making elective contributions to the Plan for six months following a hardship withdrawal. Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.

Vesting

Participants are 100% vested and have a nonforfeitable interest, in their own contributions, and in the Company matching contributions, including any earnings or losses thereon. However, participants in the Local 1900 Sub Plan are 100% vested in the Company’s matching contributions at the earlier of (1) the date on which a participant completes three years of service with the Company, (2) the date of a participant’s retirement, (3) the date of a participant’s death, (4) the date a participant begins a period of disability or, (5) the date a participant reaches age 65.

The Plan allows participants to diversify their vested Company matching contributions regardless of age or years of participation in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and earnings (losses) attributable to the participant’s investments. Participant accounts are impacted by expenses charged by the funds in which they invest, as disclosed in the funds’ prospectus. Also, certain funds charge redemption fees that are also paid directly by the participant from their account. All other administrative fees related to participant accounts are paid by the Plan.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment options. The Plan’s investment options were selected by the PHI Investment Committee and are intended to provide diversified categories of investments with different risk and return characteristics that will enable participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept. The investment options available to participants of the Plan are reviewed periodically and can be changed at the discretion of the PHI Investment Committee pursuant to the Plan Document.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

Effective July 1, 1998, the U.S. Savings Bond Fund was closed to any new contributions to the fund. The U.S. Savings Bond Fund will be terminated effective June 30, 2009. All of the monies in this fund will be distributed to employees or transferred into another fund.

Participants can transfer all or part of their investment account balance and related earnings in any existing fund to any other fund option offered in the Plan with the exception of any limitation expressed in the prospectus of a specific investment fund that prohibits such transfer. Participants may change the allocation of their future contributions among the funds at any time.

Distributions and Withdrawals

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the entire account balance as valued on the withdrawal date. In the event of a participant’s death, distribution of the participant’s account balance will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, disability retirement, permanent disability or termination will be made upon receipt of written request. Distributions of a participant’s account balance may be made in (1) a lump sum cash payment, (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary or, (3) partial lump sums upon the request of the participant, with certain limitations stated in the PHI Plan or Sub Plan document. Distributions from the Pepco Holdings, Inc. Common Stock Fund may be made in PHI common stock or cash based on the election of the participant. Distributions cannot be deferred beyond age 70 1/2.

While employed, upon written notice, a participant may make certain withdrawals of vested contributions. Pre-tax employee contributions can only be withdrawn for the reason of financial hardship, as defined in the Plan document. At the age of 59 1/2, the participant may withdraw any portion of his or her account balance.

After making a hardship withdrawal of pre-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions. During this suspension period, no matching contributions will be credited to the participant’s account.

Distributions from the Pepco Holdings Stock Fund are made in shares of Company common stock unless the participant elects to receive cash. U.S. Savings Bonds purchased with pre-tax or after-tax contributions are reinvested at maturity and can only be withdrawn from the Plan upon termination of employment, attainment of age 59 1/2 or during permissible periods as determined by the Plan. Distributions from the U.S. Savings Bond Fund are distributed in cash or bonds as elected by the employee. Distributions from any of the Plan’s other investment funds are made in cash.

Loans to Participants

Loans are available to participants from amounts attributable to pre-tax and/or after-tax contributions, subject to U.S. Department of Labor and Internal Revenue Service (the “IRS”) limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. A one time per loan fee of $50 is deducted from the participant’s account with Vanguard at the time of each loan distribution. The number and amount of loans allowed to a participant are restricted by the PHI and Sub Plans and are consistent with IRS regulations. A participant can have up to four loans outstanding at any time with maximum term lengths of five years, or 30 years for a primary residence. The prevailing prime rate (quoted by Reuters at the end of the month prior to the month of the loan) is applied as the fixed interest rate for the loan. Loan repayments are made through payroll deductions or by prepayment in a lump sum. If an active participant has four outstanding loans and pays off one loan, they will not be eligible for another loan until 30 days after the loan pay-off date. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not made, the loan will be in default and is converted to a distribution at the end of the calendar quarter following the calendar quarter in which the first payment amount was missed, or approximately 90 days.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

Plan Administration and Termination

The Plan is administered by the PHI Administrative Board, which is appointed by the Company’s Chief Executive Officer. All contributions to the Plan are held in trust by Vanguard, the Plan Trustee, for the exclusive benefit of the participants. The Company generally pays the trustee fees and certain other administrative expenses of the Plan, while the participants pay expenses charged by the funds and disclosed in the Funds’ prospectuses.

The Plan is a defined contribution plan. Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government.

Although the Company intends to continue the Plan indefinitely, it reserves the right to terminate or amend the Plan at any time. In the event of the termination of the Plan, all Company contributions become immediately vested to Plan participants.

NOTE 2 – Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with United States generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the Plan’s interest in the net investment income (loss) in the Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those Trust investments.

The Plan’s investments are stated at fair value using the framework established by Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” (SFAS 157), which was adopted by the Plan on January 1, 2008. Purchases and sales of securities are recorded on a trade date basis.

Dividends are recorded on the ex-dividend date. Interest on interest-bearing cash, money market accounts and participant loans is recorded when earned. Participants with investments in the Stock Fund have an option to receive a payout of any dividends paid on PHI stock held in the Stock Fund and allocated to units within the Stock Fund or reinvest those dividends to purchase additional units in the PHI Stock Fund. United States Savings Bonds, Series EE, which were purchased prior to July 1, 1998 on behalf of those participants electing to invest through the U.S. Savings Bonds Fund, are reported at fair value.

Participant Loans

Loans to participants are valued at amortized cost, which approximates fair value.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

Benefit Payments

Benefit payments to participants are recorded when paid.

Forfeitures

At December 31, 2008 and 2007, forfeited non-vested accounts totaled $3,692 and $2,290, respectively. These amounts were used to reduce future employer contributions or fund administrative expenses by the Plan.

Plan Expenses

Certain expenses incurred in the administration of the Plan are paid by the Company, excluding those expenses associated with participant accounts.

NOTE 3 – Fair Value Measurements

Effective January 1, 2008, the Plan adopted SFAS No. 157, which established a framework for measuring fair value and expanded disclosures about fair value measurements. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1

Level 1 asset fair values are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Assets in this category include:

Registered Investment Companies: Quoted market prices are used to value the underlying investments while shares of mutual funds are valued based on the net asset value of shares held.

Pepco Holdings, Inc. Common Stock: Company common stock held in the Stock Fund is valued at the quoted market price at close of business as reported on the New York Stock Exchange. Participants’ holdings in the Stock Fund are represented by units in the Stock Fund and do not represent direct ownership of PHI common shares, the value of which was $7.69 per unit and $12.70 per unit at December 31, 2008 and 2007, respectively, versus PHI common stock, which was valued at $17.76 per share and $29.33 per share at December 31, 2008 and 2007, respectively.

U.S. Savings Bonds: Valued at fair value based on quoted market prices.

Level 2

Level 2 asset fair values are based on quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset. Assets in this category include:

Common/Collective Trust: These investments are public investment vehicles valued by discounting the related cash flows based on current yields to similar instruments with comparable durations considering the credit-worthiness of the issuer.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

Level 3

Level 3 asset fair values are based on inputs that are unobservable and significant to the fair value measurement. Assets in this category include:

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Registered investment companies	$388,765,809	$—	$—	$388,765,809
Common/Collective trust	—	154,567,855	—	154,567,855
Pepco Holdings, Inc., common stock	95,399,523	—	—	95,399,523
U.S. Savings Bonds	463,448	—	—	463,448
Participant loans	—	—	25,729,141	25,729,141

Total assets at fair value	$484,628,780	$154,567,855	$25,729,141	$664,925,776

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant loans
Balance, beginning of year	$25,314,009
New loans issued, loans distributed and loan principal repayments, net	415,132

Balance, end of year	$25,729,141

NOTE 4 – Investment Contracts

As described in “Financial Accounting Standards Board Staff Position AAG INV-1” and “Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (collectively “the FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to a fully benefit-responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a Common/Collective trust (the Vanguard Retirement Savings Master Trust). As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the Vanguard Retirement Savings Master Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Master Trust is based on information reported by the issuer of the Common/Collective trust at year end. The contract value of the Vanguard Retirement Savings Master Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

NOTE 5 – Non-participant-directed Investments

Information about the components of and the significant changes in net assets relating to the Plan’s non-participant-directed investments are as follows:

	2008	2007
Pepco Holdings, Inc. Common Stock Fund:
Net Assets at Beginning of Year	$157,014,038	$157,325,996
Contributions	13,427,456	12,339,059
Interest and dividend income	5,666,911	5,647,362
Net (depreciation) appreciation in fair value of investments	(61,041,097)	18,821,022
Benefits paid to participants	(9,579,224)	(11,886,474)
Plan transfers	(10,523,507)	(25,135,059)
Other (includes loan activity)	434,946	(97,868)

Net Assets at End of Year	$95,399,523	$157,014,038

NOTE 6 – Investments

Investments at December 31, which exceed five percent of the Plan’s net assets are as follows:

	2008	2007
Vanguard Institutional Index Fund	$86,061,372	$144,233,373
Vanguard Total Bond Market Index Investment	37,566,742	36,658,157
Vanguard Retirement Savings Trust	154,567,855	152,266,146
Pepco Holdings Common Stock Fund	95,399,523	157,014,038

During the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought, sold and transferred during the period) (depreciated) appreciated in value as follows:

	2008	2007
Registered Investment Companies - Mutual Funds	$(203,800,800)	$11,909,535
Pepco Holdings, Inc. - Common Stock Fund	(61,041,096)	18,821,022

Net (depreciation) appreciation in fair value of investments	$(264,841,896)	$30,730,557

NOTE 7 – Related Party Transactions

Certain Plan investments are shares of mutual funds managed by The Vanguard Group (“Vanguard”). Vanguard is affiliated with the Vanguard Fiduciary Trust Company who is the Plan’s trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Company as Plan sponsor is a related party. At December 31, 2008 and 2007, the Plan held investments of 5,371,595 shares and 5,353,360 shares of Pepco Holdings, Inc. common stock, respectively. These shares are indirectly held by participants through the ownership of 12,405,660 units and 12,363,310 units of the Pepco Holdings, Inc. Common Stock Fund at December 31, 2008 and 2007, respectively. The fair market value of the common stock at December 31, 2008 and 2007 was $95,399,523 and $157,014,038, respectively. Purchases of $27,039,495 and $24,396,169 and sales of $27,612,914 and $43,535,291 of Company common stock were made during 2008 and 2007, respectively.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

NOTE 8 – Tax Status of the Plan

The IRS has determined that all plans that were merged into the Pepco Holdings, Inc. Retirement Savings Plan at January 13, 2006 (Conectiv Savings and Investment Plan – October 9, 2003; Atlantic Electric 401k Savings and Investment Plan B – October 9, 2003; Potomac Electric Power Company Savings Plan for Management Employees – December 1, 2003; PHI Operating Services Company 401k Savings Plan – August 7, 2001; and Potomac Electric Power Company Savings Plan for Bargaining Unit Employees – December 1, 2003; Conectiv Energy Supply, Inc. Safe Harbor 401(k) Profit Sharing Plan – August 7, 2001), the POSC Sub Plan – June 25, 2007, and the Petron Sub Plan – September 12, 2008 are qualified employee benefit plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that the Trust is a qualified tax exempt employee benefit trust under Section 501(a) of the Code. Although the plans have been amended since receiving their determination letters, the Plan Administrator believes that the plans are designed and currently being operated in compliance with the applicable requirements of the Code. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

NOTE 9 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 10 – Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per financial statements to the Form 5500 as of December 31:

	2008	2007
Net Assets available for benefits:
Net assets available for benefits per financial statements as of December 31	$666,998,171	$909,670,900
Adjustment from fair value to contract value	(2,051,716)	1,141,311
Total participant loans deemed distributed	(555,611)	(381,993)

Net assets available for benefits per the Form 5500	$664,390,844	$910,430,218

	2008	2007
Participants loans:
Participant loans per financial statements as of December 31	$25,729,141	$25,314,009
Participant loans deemed distributed	(555,611)	(381,993)

Net participant loans per the Form 5500	$25,173,530	$24,932,016

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Year Ended December 31, 2008

NOTE 10 – Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of change in net assets for addition and benefits paid to participants per the financial statements to Form 5500 as of December 31:

	2008	2007
Benefit payment and provided benefits:
Payment of benefits to participants per financial statements as of December 31	$56,483,637	$69,066,418
Participant loan repayments from prior years	(61,799)	(253,869)
Deemed distribution adjustments	—	588,995
Other (corrective distributions)	(405)	—

Net benefit payments per the Form 5500	$56,421,433	$69,401,544

	2008	2007
Other additions:
Other income per financial statements as of December 31	$94,618	$8,512
Deemed distribution adjustments	(46,867)	—
Adjustments primarily related to forfeitures	—	(5,151)

Net other additions per the Form 5500	$47,751	$3,361

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i)

Schedule of Assets (Held at End of Year)

Year Ended December 31, 2008

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value
*	Neuberger Soc Resp;Tr	Registered Investment Company	$150,276	$94,992
*	Allianz:CCM CapAp;Admn	Registered Investment Company	597,461	365,272
*	Allianz CCM Mid-Cap; Admn	Registered Investment Company	14,880,712	8,376,620
*	Allianz:NFJ SCV;Inst	Registered Investment Company	6,271,613	4,177,826
*	Am Bea:SC PA	Registered Investment Company	519,629	298,684
*	American Cent. Small Company	Registered Investment Company	785,092	419,423
*	Ariel Appreciation	Registered Investment Company	611,258	315,603
*	Ariel Fund	Registered Investment Company	696,269	333,050
*	Baron Asset Fund	Registered Investment Company	3,716,466	2,332,216
*	Baron Growth	Registered Investment Company	3,208,863	2,100,298
*	CRM Md Cp Val;Inv	Registered Investment Company	1,587,256	1,047,600
*	Calvert Social Inv Equity Cl A	Registered Investment Company	108,890	72,629
*	Century SmCap Select; Class I	Registered Investment Company	3,587,169	2,044,858
*	Columbia Acorn Sel;Z	Registered Investment Company	1,705,273	900,974
*	Columbia Acorn USA Fund, Cl Z	Registered Investment Company	1,086,220	648,525
*	Columbia Small Cap Fd Class Z	Registered Investment Company	938,995	533,229
*	Dodge & Cox Intl Stock	Registered Investment Company	24,913,378	14,260,626
*	Fidelity Balanced	Registered Investment Company	5,654,445	3,857,426
*	Fidelity Capital Apprec	Registered Investment Company	994,218	601,701
*	Fidelity Value Fund	Registered Investment Company	5,265,277	2,758,605
*	Fidelity Contrafund	Registered Investment Company	11,383,894	7,715,368
*	Fidelity Convertible	Registered Investment Company	2,014,066	1,080,088
*	Fidelity Dividend Growth Fund	Registered Investment Company	2,069,478	1,134,704
*	Fidelity Growth and Income Fd	Registered Investment Company	940,923	509,651
*	FT Mutual Discovery; A	Registered Investment Company	2,103,988	1,649,676
*	Franklin Mutual Shares;A	Registered Investment Company	1,273,691	763,856
*	Frank Temp Growth Fund	Registered Investment Company	1,386,131	784,899
*	Jenn Util Z	Registered Investment Company	4,945,209	2,540,348
*	Legg Mason Value Trust	Registered Investment Company	2,563,157	1,051,148
*	Lord Abbett Mid Cap Value Fund	Registered Investment Company	3,296,701	1,695,118
*	MSIFT Midcap Growth A	Registered Investment Company	1,586,434	954,550
*	MSIF US Real Estate Class I	Registered Investment Company	3,692,351	1,572,578
*	N&B Genesis Trust	Registered Investment Company	5,557,728	3,671,372
*	N&B Partners Trust	Registered Investment Company	1,705,110	910,341
*	Oakmark Eqty & Inc;I	Registered Investment Company	4,689,807	3,940,585
*	Oakmark Select Fund	Registered Investment Company	926,260	491,689
*	PIMCO Total Return Fd, Admin	Registered Investment Company	10,614,148	10,260,933
*	PIMCO:Gl Bd (UH);Admn	Registered Investment Company	1,470,225	1,263,445
*	PIMCO:Low Dur;Admn	Registered Investment Company	684,126	647,478
*	T. Rowe Price Emerging Mkt St	Registered Investment Company	11,214,648	5,673,798
*	T. Rowe High Yield Bond Fund	Registered Investment Company	3,802,009	2,659,561
*	T. Rowe Price New Horizons Ret	Registered Investment Company	554,966	314,909
*	T. Rowe Price Real Estate	Registered Investment Company	4,013,852	2,034,507
*	TRP Balanced Fund Retail	Registered Investment Company	939,348	651,517
*	TRP Growth Stock Fund	Registered Investment Company	30,252,465	19,757,170
*	TRP Spectrum Growth	Registered Investment Company	3,795,969	2,282,893
*	TRP Spectrum Income Fund	Registered Investment Company	2,671,971	2,303,325

*	Party in interest

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i) (continued)

Schedule of Assets (Held at End of Year)

Year Ended December 31, 2008

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(i) (continued):

	Identity of Issue	Investment Type	Cost	Current Value

*	Templeton Inc:GB;A	Registered Investment Company	5,134,402	5,107,982
*	Vanguard Explorer Fund Inv	Registered Investment Company	993,234	604,477
*	Vanguard GNMA Investor Shares	Registered Investment Company	9,666,246	9,906,719
*	Vanguard Inst Index Fund	Registered Investment Company	124,092,952	86,061,372
*	Vanguard IT Inv Grade	Registered Investment Company	12,962,029	11,743,400
*	Vanguard IT Treasury Inv	Registered Investment Company	9,009,235	9,449,921
*	Vanguard PRIMECAP Fund Inv	Registered Investment Company	30,392,206	20,445,186
*	Vanguard Strat Equity Fund	Registered Investment Company	3,524,778	1,823,868
*	Vanguard Tgt Retirement 2005	Registered Investment Company	2,052,572	1,736,904
*	Vanguard Tgt Retirement 2010	Registered Investment Company	5,835,841	4,695,369
*	Vanguard Tgt Retirement 2015	Registered Investment Company	17,829,124	14,223,304
*	Vanguard Tgt Retirement 2020	Registered Investment Company	2,251,461	1,724,627
*	Vanguard Tgt Retirement 2025	Registered Investment Company	16,299,930	12,327,714
*	Vanguard Tgt Retirement 2030	Registered Investment Company	776,232	553,214
*	Vanguard Tgt Retirement 2035	Registered Investment Company	5,374,642	3,861,934
*	Vanguard Tgt Retirement 2040	Registered Investment Company	434,957	313,397
*	Vanguard Tgt Retirement 2045	Registered Investment Company	7,288,352	5,255,331
*	Vanguard Tgt Retirement 2050	Registered Investment Company	207,333	145,320
*	Vanguard Target Retirement Inc	Registered Investment Company	2,485,824	2,206,954
*	Vanguard Total Bd Mkt Indx Inv	Registered Investment Company	37,065,044	37,566,742
*	Vanguard Total Int’l Stock Idx	Registered Investment Company	26,938,182	16,543,277
*	Vanguard Windsor II Fund Inv	Registered Investment Company	30,914,563	18,613,133
*	Vanguard Retirement Savings Trust**	Common/Collective Trust	154,567,855	154,567,855
*	Pepco Holdings, Inc. Common Stock Fd	Company Stock Fund	116,540,579	95,399,523
*	US Savings Bonds	US Savings Bonds	207,575	463,448
*	Loan Fund	Interest rates ranging from 4% to 11%	—	25,729,141

Total assets held for investment purposes at End of Year			$820,272,563	$664,925,776

*	Party in interest
**	Fair value

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(j)

Schedule of Reportable Transactions

Year Ended December 31, 2008

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

Vanguard	Pepco Holdings Common Stock Fd	$27,039,495	$—	$—	$27,039,495	$—
Vanguard	Pepco Holdings Common Stock Fd	—	27,612,914	25,982,846	27,612,914	1,630,068

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

	By:	/s/ JOSEPH M. RIGBY
Joseph M. Rigby, Chairman Administrative Board

Date: June 26, 2009

Exhibits:

Exhibit 23	Consent of Independent Registered Public Accounting Firm